

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 28, 2016

Axel Hefer
Managing Director
Travel B.V.
Benningsen-Platz 1
40474 Düsseldorf
Federal Republic of Germany

> **Re:** **Travel B.V. (f/k/a Turbo Travel Holding B.V.)**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted October 14, 2016**
> **CIK No. 0001683825**

Dear Mr. Hefer:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2016 letter.

Corporate reorganization

Post-IPO corporate reorganization, page 8

1.   We note that you will effect a post-IPO corporate reorganization after trivago GmbH receives a tax ruling from the German tax authorities and that you believe that such rulings are generally issued within two to four months. Please clarify when trivago GmbH expects to request such a ruling and when you expect to complete the post-IPO corporate reorganization.

Presentation of financial and other information, page 45

2.   You state that the unaudited pro forma financial information for the year ended December 31, 2015 and the six months ended June 30, 2016 does not reflect the post-IPO corporate reorganization. Please tell us what pro forma information you are referring to. In this regard, the pro forma capitalization information includes a column for post-IPO pro forma information as of June 30, 2016 and you do not appear to include pro forma information for the year ended December 31, 2015.

Capitalization, page 54

3.   While we understand that the capitalization table is not yet complete, we note the following as it relates to your current disclosures:

- The non-controlling interests balance in the "Actual" column is $0 while the balance at June 30, 2016 as per your condensed consolidated balance sheets is €2.0 million.

- Following the offering and reorganizations there will be Class A and Class B shares outstanding. Please revise the capitalization table to include place holders for each class of stock along with the number of shares that will be outstanding on a pro forma, pro forma as adjusted and post-IPO pro forma as adjusted basis.

Selected consolidated financial data, page 57

4.   Please revise to clarify that the basic and diluted earnings per share information is pro forma information. Also, tell us for which period(s) you intend to provide pro forma per share information.

Management's discussion and analysis of financial condition and results of operations

Key factors affecting our financial condition and results of operations

Key drivers of revenue, page 61

5.   We note your response to prior comment 19 where you indicate that the number of visits, which includes automated scripts, is a useful statistic to investors. Considering this metric contains a material amount of visits that do not result in legitimate referrals, and therefore may not drive your financial results, the usefulness of this statistic as a "key driver of revenue" remains unclear. Please explain. Also, based on your response to prior comment 34, it appears that you have systems in place to monitor for unusual activity and identify pre-defined search bots. As such, please quantify for us the number of visits related to automated scripts and revise your metric disclosures accordingly.

Revenue per referral, page 62

6.   Considering you identify the number of referrals and the amount advertisers pay for each referral as key drivers of your revenue, please revise to disclose quantified segment information for these measures for each period presented.

7.   We note your response to prior comment 20 where you indicate that a decrease in average revenue per referral (RPR) alone would not be as indicative of your financial performance as the measure of average revenue per qualified referral (RPQR). While we acknowledge that you use RPQR to measure both the quality of referrals and the efficiency of your marketplace dynamics, tell us what consideration was given to also including a discussion of RPR. In this regard, as a key driver of revenue, RPR appears to be more directly correlated with your actual revenues and, as you disclose on page 62, is consistent with the industry metric cost-per-click. Therefore, presenting this information along with RPQR would appear to provide investors with a more complete understanding of your operating results.

Operating performance indicators

Qualified referrals and average revenue per qualified referral (RPQR), page 65

8.   Your response to prior comment 21 indicates that the number of qualified referrals does not include referrals generated by automated scripts. Please revise your disclosure to clarify this.

Results of operations

Comparison of six months ended June 30, 2015 and 2016

Revenue, page 68

9.   Revise to include a discussion of the factors that contributed to the continued growth in revenue for each segment. Refer to Item 5.A of Form 20-F and Section III.B of SEC Release No. 33-8350.

Cost of revenue and expenses, page 69

10.   You attribute increases in cost of revenue, selling and marketing, and general and administrative expenses, in part, to increases in headcount. Please revise to quantify the changes in headcount during the interim and annual periods.

Material tax considerations, page 145

11.   We note that your tax opinions will be filed in a future amendment. Please revise to clarify the extent to which the statements in this section represent the opinion of counsel.

Notes to consolidated financial statements

Note 2. Significant accounting policies

Advertising expense, page F-31

12.   We note from your response to prior comment 33 that you classify affiliate referral fees or traffic acquisition costs as advertising expense. Please revise your policy for advertising expense to include a discussion of such costs.

Note 16. Segment information, page F-46

13.   We note that beginning in the second quarter of fiscal 2016, you have three reportable segments, each of which is comprised of several countries. Please revise to clarify whether your operating segments are the same as your reportable segments. To the extent that you have aggregated any operating segments into your reportable segments, please disclose that fact and tell us how you considered the aggregation criteria of ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12.

14.   Please revise to clarify which countries comprise each of your reportable segments and explain the basis for your allocation of revenue amongst the reportable segments (e.g., location of customer, location of website, etc.).

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director
                                        Office of Information Technologies
                                        and Services

cc: David C. Boles
       Latham & Watkins (London) LLP